ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

October 26, 2007

07027702

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
NOV 0 6 2007
THOMSON
FINANCIAL

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
October 26, 2007 (ASX Quarterly Report for the period 1 July to 30 September 2007 & Appendix 5B)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

QUARTERLY REPORT FOR THE PERIOD FROM 1 JULY 2007 TO 30 SEPT 2007

HIGHLIGHTS

OFFSHORE WEST AFRICA - SENEGAL
Processing of 2,086 sq km 3D Seismic data nears 60 percent completion.
Data quality of this large survey reported as good to excellent.
Interpretation ongoing.

UNITED STATES OF AMERICA
Third quarter oil and gas sales $386,892.
Further testing of Kicker delivers up to 2520 bopd, South Louisiana.
The Lindsey 109A #1R well sidetrack logs 20 feet of oil pay, Texas.
Lake Long gas well commences production, South Louisiana.
Rig contracted for South Grosse Tete well, Louisiana.
3D shoot at NE Waller onshore Texas gets underway.

CANADA
Processing of 3D shoot completed at Wild River Project.
Karr prospect matured for drilling.

OFFSHORE CHINA
Wei 6-12 South Field development plans progress.
Multi well program (4 wells) planned on Block 22/12 commencing December 2007.

AUSTRALIA
Valentine-1 encounters sub commercial hydrocarbons onshore Canning Basin.
Two zones of interest to be evaluated in Stokes Bay-1 well, onshore Canning Basin

OFFSHORE WEST AFRICA - SENEGAL
RUFISQUE AND SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS (OPERATOR – HUNT OIL COMPANY)

During the June quarter processing of the 2089 sq km of 3D seismic acquired by CGG for Hunt/First Australian continued and is approximately 60 percent complete. The migrated 3D was loaded in Hunts Woking office on June 25th and initial interpretation has begun. The final processing of the data is scheduled for completion by year-end 2007.

Processing follows the very successful acquisition phase which saw a total of 2,089 square kilometres acquired in the March Quarter representing the largest 3-D survey ever to be conducted offshore Senegal.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The survey is part of a world class exploration program being conducted by Senegal Hunt Oil Company.

The survey follows an earlier 3D program comprising 1500 km^2 on Edison's Rufisque Deep Offshore block adjacent and to the north where Petrobras has recently farmed in. The aggregate of this combined activity is likely to substantially upgrade activity in this relatively under-explored but highly prospective northwest African margin.

FAR's holds a 30 percent participation in the Rufisque Offshore, Sangomar Offshore and Sangomar Deep Offshore blocks. These offshore licences, located in the Mauritania-Senegal, Guinea Bissau Basin, offer potential for world class oil accumulations.


Mauritania
Senegal
Gambia
Rufisque Dome

Senegal Exploration Opportunity

- Deep water play with giant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin. Large closures identified at the Aptian carbonate and Cenomanian sandstone levels, along with numerous Senonian stratigraphic leads with significant upside potential exceeding 1 billion barrels recoverable within the license

- The **Sangomar-Rufisque** offshore license covers an area of 14,981 sq km over the shelf, slope, and basin floor

- Contract terms are among the best in the world, including a tax rate of 25%

- FAR is partnering with Senegal Hunt Oil Company (**SHOC**) in evaluating this opportunity.



- The 3D survey is designed to validate several potentially significant prospects and a number of leads identified by Hunt based on existing 2D seismic data in addition to identifying additional prospects

- The northwest African margin is relatively under-explored, but hosts numerous recent, sizeable, and intriguing discoveries including Chinguetti, Tioff and Tevet discoveries in adjacent Mauritania

Hunt Oil Company

A privately owned exploration and production company, Hunt Oil has successfully conducted worldwide petroleum operations for 70 years. Today, it ranks as one of the world's leading independent energy companies. Hunt currently conducts or participates in major production operations in the United States, Canada, Yemen and Peru. Further information is available at www.huntoil.com.

Participants

Senegal Hunt Oil Company (Operator)	60%
First Australian Resources Limited	**30%**
Petrosen (State Oil Company)	10%

Senegal

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. Senegal is considered one of Africa's most politically and economically stable countries and hosts some of the best transportation, telecommunications and communication infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960 and enjoys free and fair elections the most recent of which were conducted in February 2007. Contract terms for oil and gas exploration and production are among the best in the world.

Other Activity – West Africa

- West Africa along with the Deepwater Gulf of Mexico continues to be viewed by industry as one of the few regions outside the Middle East capable of hosting large enough accumulations to attract the major oil companies. (Refer Herold Oil & Gas Perspectives Jan 5, 2007)
- Petrobras, the world's 14th largest oil company, recently acquired a 40 percent interest in the adjacent Rufisque Profond block, Offshore Senegal, in waters ranging from 150 to 3,000 meters and covering a 7,294-sq km area from Edison.
- A 2006 auction of acreage in the Congo Basin, offshore Angola for three deepwater exploration tracts saw international oil companies bidding in excess of US$3.1 billion in signature bonuses alone, reportedly the highest ever offered for exploration anywhere in the world.
- Tullow Oil PLC announced the Mahogany discovery on a high impact Santonian turbidite stratigraphic trap in deep water offshore Ghana. This is the first exploration well followed a 1,076 sq km 3D seismic survey on the block in 2005.
- Malaysia's national oil company PETRONAS has purchased Woodside's onshore and offshore producing, development, and exploration interests in Mauritania in a transaction worth US$418 million.
- Tullow Oil PLC has successfully bid AUD$1.5 billion for Hardman resulting in a tightening of the pool of listed entities controlling acreage along the Mauritania-Senegal-Guinea Bissau Basin in West Africa.

These activities confirm the growing importance of West Africa in world energy and provide a barometer against which to assess the importance of FAR's West African holdings.

NORTH AMERICA

The Company views North America, particularly the Gulf Coast area, as the key to building a production and reserve base. This is unsurprising given the proliferation of hydrocarbons, the robust energy pricing regime and the established infrastructure. FAR has built a strong network over more than a decade of doing business in Texas and Louisiana. FAR's robust cash position and Houston presence underpins its ability to exploit North American ventures.

PRODUCTION

Gas sales during the quarter totalled 19.1 million cubic feet for an average of 0.21 million cubic feet per day at an average price of US$6.54 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 2,778 barrels for an average of 30 barrels of oil per day at an average price of US$72.93 per barrel before production taxes. Sales did not include any contribution from the Lake Long SL 328 # 9 well that was tied into production on 9 September or the Marceaux #1 well where surface facilities have recently been installed.

During the quarter one well at Lake Long was tied into production and surface production facilities have been built on the location of the Kicker oil discovery. The Lindsey 109A #1R well was drilled and successfully sidetracked logging 20 feet of oil pay. The well will be completed and if successful placed on production during the December quarter.

The next well in the North American program will test the Nodasaria formation at South Grosse Tete in South Louisiana where a rig is expected on location late October 2007.

Other activity during the quarter included the processing of 3D seismic acquired at Wild River in Canada and leasing activity continued on the NE Waller Project onshore Texas where 3D seismic acquisition is now in progress.

Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)
Surface Installation complete – Marceaux #1

Construction of surface production facilities for the Marceaux #1 well was completed during the quarter. Production tubing has been run and gas lift valves installed to provide for artificial lift over the life of the well.

Pressure analysis studies have been performed and subject to establishing production history there remains the possibility that a further one or two well locations exist downdip from the Marceaux #1 well.





Stimulation and flow back testing of the Alliance 3 Sand in the Marceaux #1 well was conducted during the quarter. The interval between 12,953 and 12,957 feet has been perforated and fracture treated following which the well tested at rates up to 2,520 barrels per day on a 14/64 inch choke with 5,800 psi flowing tubing pressure.

Prior to running tubing approximately 4,500 barrels of oil were produced into frac tanks over a 6 day period and trucked by Central Crude to sales point. The well was eventually turned to sales on 14 September 2007 on a very restricted 4/64 inch choke at a flowing tubing pressure of 5150 psi.

On turning the well to sales the well sanded up suggesting either a packer failure or an issue with the gas mandrills. A coiled tubing unit was mobilised to clean out the tubing and place the well back on line however following this procedure mechanical difficulties have prevented production. A proposal to side track the well is currently under consideration.

The Operator is Neumin Production Company of Lafayette, Louisiana. FAR's working interest reduces to 3.75% after payout. All other participants are North American entities.

Lake Long Project, Lafourche Parish, South Louisiana
Production commences from SL 328 # 9 Deep Well (FAR 10.1875%)

Following construction of surface installations during the quarter, production has commenced from the Middle Hollywood Sand interval of the SL 328 #9 well at Lake Long Field.

The well was placed on line on 9 September and is currently producing 2.4 million cubic feet of gas and 65 barrels of condensate per day on an 8/64 inch choke at a flowing tubing pressure of 4,460 psi.





The Upper Hollywood Sands (where 13 feet of additional net pay has been logged) will be produced at a later date.

Interests in the well are also held by the Operator, Kriti Exploration Inc and ASX listed entities Amadeus Energy Limited and Sun Resources NL.

Lindsey 109A # 1R, Dawson County, Texas (FAR 4.64%)
20 feet of Oil pay logged in successful sidetrack

Subsequent to the end of the quarter, the Operator reported having encountered 20 feet (measured depth) of good dolomite pay in a successful sidetracking operation in the Lindsey 109A #1R well. The dolomite zone correlates to the upper pay interval that produced in the original Lindsey 109 A1 well. The well will be completed and if successful placed on production during the December quarter.

The Lindsey 109A #1R well had previously been drilled to 12,280 feet and was sidetracked from a kick off point of 11,700 feet to improve reservoir quality. The sidetracking operation was performed using a large workover rig.

The well was a follow up to the original discovery (in which FAR was a participant) drilled in 1997 which came on line at 186 barrels of oil per day before ceasing prematurely due to down hole mechanical issues. The operator is estimating 270,000 barrels of oil in total recoverable reserves for this location.

The well can be quickly tied into existing production facilities. The operator is RIM Operating, Inc. of Englewood, Colorado

<u>South Grosse Tete, Iberville Parish, South Louisiana</u>
<u>Rig contracted for October – FAR (0-14,500 feet 5%) (>14,500 feet 17.7%)</u>

Grey Wolf Rig 77 has been contracted to drill the Schwing #2 well, a deviated 14,500 foot Nodosaria test in which FAR has a 5% working interest in depths between surface and 14,500 feet. The rig is likely to move in around 25 October 2007.

The Schwing #2 well has been engineered in a manner to enable deepening to test the Wilcox formation if the shallower objectives fail to yield a commercial result. The well is being planned for October and is expected to take 52 days at an estimated completed cost of US$6 million. FAR has retained its rights below 14,500 feet and will determine its level of participation in any deepening if and when a firm proposal is made.

A potential bail out zone has been mapped at Bolmex horizon at approximately 11,800 feet which is considered lower risk and may assist in defraying well costs.

The project is being operated by Spartan Operating Company, Inc. FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a project basis.

<u>Eagle Project, San Joaquin Basin, California (FAR 15%)</u>
<u>Waiting on forward program recommendation</u>

The Eagle Oil Pool remains a valid target given the established presence of oil in the target zone over 177 metres of horizontal extent, coupled with the known ability to flow oil and gas to surface from this zone from the nearby Mary Bellocchi-1 vertical well (223 barrels of oil per day and 0.7 million cubic feet per day flow from a 12 metre interval of lower Mary Bellocchi sand).

During the September 2007 quarter, the majority of the joint venture decided to join the Operator on a farmout of the Eagle Oil Pool Development. The joint venture is offering a farminee, who will become the new project Operator, the choice of drilling; Shannon-1, a modest, low, risk step out well to the Mary Bellochi-1 well, testing the 1.2 million barrels of oil and 3 BCF gas potential of the small structural closure on the regional stratigraphic trap; or Tulago-1, an aggressive step out 1,200 metre updip of the Mary Bellochi-1 well, testing the mean case (8.8 million barrels and 33 BCF gas) potential of the stratigraphic trap. The exact timing of either well is currently unknown, but is tentatively placed in early 2008 and is obviously subject to a successful farmout and availability of a deep rig and experienced personnel.

FAR has made no formal decision at this stage and awaits advice on which program is adopted before making a decision on whether it will continue at its current level of interest in the joint venture or farm down.

NE WALLER, ONSHORE GULF COAST
3D Seismic Acquisition commences post quarter end
Leases secured over core areas under program.

FAR is the lead participant in this onshore Texas Gulf Coast exploration opportunity with a 34% working interest which will provide excellent leverage as the program moves into the drilling phase.





FAR together with AYCO, an established Houston based operator ("Operator") has commenced acquisition of a 50 square mile 3D seismic survey covering a lightly explored area, on trend with significant Eocene production. The survey is designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

During the quarter surveying and shot hole drilling continued with charges loaded to enable recording during October. Generation Services Group, LC, of Houston has been awarded the processing contract which is likely to take around six weeks with preliminary prospect generation by December 2007

In the interim FAR continues to increase its acreage position in the survey area. The Operator reports that the volume of completed lease trades has increased as brokers reach final stages of land acquisition. 22,216 gross acres (approx 17,484 net) have now been signed up under favourable costs and conditions. Acceptance of lease terms by mineral owners has been encouraging with no competition evident providing a good core base for the 3D program.

Primary objectives are multiple normally pressured prolific Eocene sands in structural traps. The area to be evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional objectives comprise highly productive Miocene, Oligocene and Upper Eocene sands. These sands have produced primarily from stratigraphic traps. A field on trend has produced almost 30 million barrels of liquids and 20 billion cubic feet of gas from this section. These shallow sands are especially prone to displaying 3D amplitude anomalies.

Deeper potential is also present in a number of high risk – high potential objectives which lie beneath the Eocene section.

The Operator has reported nearby activity where Newfield is drilling a 16,500 foot test approximately 4.5 miles from the survey's boundary.

The purpose of the 3D program will be to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE from future exploration drilling, from the primary objectives alone, are anticipated.

The Operator, AYCO, has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry and significant equity in the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

ONSHORE CANADA

Wild River Project (FAR ~ 36%)
Alberta Canada
3D Seismic Program completed – marketing set to commence during 4th qtr

Processing of a 3D seismic survey acquired in the previous quarter has been completed using Sensor Geophysical in Calgary. Due to the competitive nature of land holdings the results of the survey remain confidential.

FAR, in partnership with a major Canadian company, is evaluating the surface to basement potential of several existing leads including the Wabamun Formation that is gas productive in the near vicinity. It is anticipated that at least one or more drillable locations will evolve from the program.

Together with its Canadian partner, FAR now controls key acreage in the area and is in the process of tying up further key acreage following which a marketing program will get underway to seek industry partners to drill the prospects identified. Marketing is scheduled to commence around December 2007.

FAR's interest in the venture is determined on an expenditure equalisation formula that on present estimates will see FAR controlling a working interest of around 36%.

Kakwa and Karr Projects (FAR 15%)
Alberta Canada

These programs are dependent on cold weather and require the formation of a good frost base for moving equipment. Activity typically escalates during the North American winter although the prevailing mood in Calgary has been impacted by provincial initiatives to substantially raise royalties.

Kakwa
FAR is waiting on advice from the operator concerning the commercial merit (if any) of uphole zones in the Kakwa well located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch Alberta, Canada.

Karr
Further amplitude analysis of purchased 3D confirms the Triassic Halfway Formation and Wabamun Formation potential on this prospect. The prospect potential is sized in 6-30 BCF range but could be as large as 50 BCF and is further supported by logs, samples and shows from the Pan Am 7-34 well.

The Karr prospect is analogous to the Berland River Gas Field (57 BCF). The Triassic Halfway Formation is productive at the analogous Karr Gas Field (12 BCF).

FAR has earned rights to the Karr prospect by drilling the Kakwa well and purchasing its 15% share of 3D seismic. Subject to farm-out efforts by Suncor and the acceptance of a capable and qualified operator, a 4,000 metre test well is likely to be drilled this winter at an estimated cost of around CAD$6 million.

FAR's working interest is subject to Overriding Royalties retained by Suncor.

Clear Prairie and Clear Hills (FAR 15%)
Alberta Canada

FAR is waiting on the outcome of discussions between the Operator and Suncor. Competitive leasing has impacted on the Clear Hills program along with lower gas prices and provincial initiatives to substantially raise royalties, all of which have served to lessen the overall potential of the play.

FAR's working interest is subject to Overriding Royalties retained by Suncor.

COMMENT ON NORTH AMERICAN PROJECTS

Primary emphasis has been placed on near ground floor opportunities where FAR can secure an advantage over its industry peers and which will result in near term benefits to FAR in the form of a free carry through future exploration, recovery of past exploration costs or near term cash flows. Particular emphasis has been directed toward projects with a 3D coverage and a natural gas bias.

Ground floor projects (like the onshore 3D projects at NE Waller and Wild River) have longer lead times as leasing of prospective acreage is secured prior to acquiring 3D seismic, thereby keeping acreage acquisition costs down, without tipping off potential competition. These activities are expected to provide benefits over a medium term and lead to a strong drilling inventory.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN
FAR 10.71% (parts 1, 3, 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

WA-254-P comprises 4 graticular blocks and covers 324 square kilometres within the highly prospective offshore Carnarvon Basin on Australia's North West Shelf. The Apache Energy ("Apache") operated Legendre Oilfield lies in close proximity to the north of the permit.

The permit has been covered by a multi-client 3-D survey conducted by PGS Exploration in the Dampier Sub Basin, offshore Western Australia.

The permit prospect and lead inventory comprises Duomonte, Dr Zeus, Janus 2, Helly Belly, Jayasuriya and Little Joe. On going work by Apache has been directed towards maturing the first three mentioned prospects for drilling.

Current Reporting Period Activity

The Operator continues interpretation of the deeper stratigraphic levels in the permit from reprocessed 3D seismic data.

WA-254-P was renewed on the 12 June 2006 for a further term of five years.

T18P, BASS BASIN, OFFSHORE TASMANIA, (0.09375% Overriding Royalty)
(OPERATOR ORIGIN ENERGY)

FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Trefoil-1 wildcat well was drilled and production tested during the final quarter of 2004, confirming a new gas-condensate field discovery.

As a royalty holder FAR does not receive information on activities within the block other than for data lodged with the ASX.

During June 2007 AWE lodged presentation material with the ASX that indicated Trefoil, White Ibis, Rockhopper and Gentoo were all the subject of commercial development studies. A further release by ARC Energy noted low risk prospects updip of existing discoveries (Aroo updip and Bass-3 updip) additional structural prospects and higher risk stratigraphic leads.


Bass Basin: Prospects and Leads
Rockhopper / Gentoo Complex
Potential EUR 200 PJ Gas
13 MMBO Liquids
CORMORANT 1
KING 1
BARRAMUNDI 1
Aroo East
BASS 1
Trefoil Field
EUR 220 PJ Gas
14.5 MMBO Liquids
YOLLA
TILANA 1
Chappel
Robbins
DONDU 1
Montague
TARDOK 1
NANGKERO 1
Yolla Field
EUR
333 PJ Gas
28 mmb Liquid

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST

EP 104 occupies an area of 740 sq km. The permit has been renewed for a term of five years with effect from 4 April 2005. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Application contain the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

During the quarter, the operator, ARC Energy (ARC), commenced drilling both the Valentine-1 and Stokes Bay-1 wells from the same well location utilising Century Rig 18.

VALENTINE

The first well, Valentine-1, was drilled during the quarter to a total depth of 3,340 metres and logged prior to setting cement plugs to enable the subsequent kick off and sidetrack of the Stokes Bay-1 well.

The primary objective Virgin Hills Formation was found to be predominantly tight sandstones and calcareous claystones with no significant indications of hydrocarbons or porosity. The Valentine-1 well also intersected very strong gas shows and indications of porosity in the secondary Anderson and Laurel Formations however these were not within closure and considered sub commercial.

The rig was released from Valentine-1 on 30th September and the Stokes Bay-1 commenced on 3 October.

STOKES BAY

Subsequent to the end of the quarter the Stokes Bay-1 well was drilled to 2,505mMD and subsequently deepened to approximately 2,800mMD to evaluate the Upper Devonian aged Nullara carbonates. FAR elected to participate for its 8% interest in the deepening of the well.

The Stokes Bay-1 well has been logged and preliminary interpretation of these logs indicates:

a) The Anderson Sands have some zones with potential oil saturations. The commercial significance of those zones will require formation testing to evaluate. Testing of the Anderson zones would follow operations to evaluate the deeper Nullara Formation. A joint venture decision on testing of the Anderson awaits availability of the test program and any relevant information to be derived from testing the Nullara Formation.

b) The top of Nullara Formation has been interpreted at 2722m MD. Below 2732m MD, the log quality is severely degraded by interpreted large scale vugular porosity such that quantitative interpretation is not possible.

Current operations at the well comprise running casing prior to testing the Nullara Formation and possibly the Anderson Formation. The planned test of the Nullara Formation will determine fluid type and flow characteristics of the reservoir. The Stokes Bay-1 intersection of the Nullara Formation is 80m up dip of the Pt Torment 1 intersection which did not have the vugular porosity developed, but nevertheless tested gas at low rates.

The presence of both porosity and significant permeability in the Nullara reef section is encouraging. Development of vugular porosity in this section is a well recognised play, having previously been the target of exploration in the Basin and hosts oil production at Blina some 100km to the SE.

WEST KORA

The potential for oil in this area is demonstrated by the West Kora Oilfield located within Application for a Production Licence L98-1. West Kora-1 is a completed oil well, which has the potential to be placed back on production to the existing West Kora-1 Tank Farm. West Kora-1 in particular, emphasises the potential for further oil discoveries along the Pinnacle Fault Trend and in the Stokes Bay- 1 well. Success at Stokes Bay-1 will enhance the timing of settling the grant of the Production Licence with the Department of Industry and Resources and together with a workover of the West Kora-1 well, an application and safety case to re-commence production at West Kora-1.

OFFSHORE CHINA
BEIBU GULF BLOCK 22/12 – (FAR 5% working interest*)
OPERATOR ROC OIL

Development - Wei-6-12-South Oil Discovery

Work is continuing on the front-end engineering and design studies (FEED) and overall development plan (ODP) for the 6-12/ 6-12 South oil fields for submission to Chinese authorities.

The 6-12 South oil discovery was made in mid 2006. A feasibility study for the development of this discovery and the adjacent 6-12 oil field was completed in the first quarter of 2007. Gross recoverable oil is estimated at 19 to 37 million barrels of oil in the 6-12/6-12 South area.

Following the feasibility study an environmental impact study was completed and a report prepared. A Metocean study, soil studies at the proposed platform location and work on the mooring analysis for the storage vessel have also been completed.

These studies, together with the previously completed reserves report and ongoing preliminary design and costing of the development facilities will be incorporated in a field development plan to be submitted to the China National Offshore Oil Corporation (CNOOC) and eventually Chinese Government authorities for approval. A period of engagement over the remainder of the year with CNOOC, who have a right to participate at their cost in up to 51% of the development project, is anticipated.

The schedule calls for a financial investment decision (FID) by early 2008, to be followed by FEED and leading to first production in 2009.

Exploration - China
Four-well drilling programme to commence December 2007

Ongoing seismic and geological interpretation across Block 22/12 has defined an attractive exploration prospect inventory. Geological and geophysical interpretation to highgrade four prospects, plus back-up, from the prospect inventory for drilling is ongoing.

A letter of intent has been entered into with Premium Drilling for the Murmanskaya jack-up rig. Well planning and purchase of long lead items for the drilling program has progressed.

The prospects are relatively low risk, and if successful, will be attractive add-ons to the infrastructure being designed to exploit the existing discoveries. The program will test potential of 40 to 60 million barrels of oil recoverable (gross) in the area close to the 6-12 South oil discovery.


OFFSHORE CHINA
BEIBU BLOCK 22/12
EXISTING DISCOVERIES,
PROSPECTS AND LEADS
FIRST AUSTRALIAN RESOURCES LTD
BLOCK 22/12

On 22 September 2006, government authorities in China extended the term of the Production Sharing Contract for Block 22/12, for a further two years with a two well drilling commitment to 30 September 2008.

**The China National Offshore Oil Company ("CNOOC") is entitled to participate up to a 51% funding equity level in any commercial development within Block 22/12.*

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	30 September 2007

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors		346	1,166
1.2	Payments for	(c) production	(203)	(449)
		(d) administration	(503)	(1,390)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		181	526
1.5	Interest and other costs of finance paid		(153)	(451)
1.6	Income taxes paid			
1.7	Other (recovery of overhead & drilling costs)		11	128
	Net Operating Cash Flows		(321)	(470)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospect leases	(8)	(560)
		(b)equity investments		
		(c) other fixed assets	(50)	(103)
		(d) exploration & evaluation	(1,111)	(10,443)
		(e) development	(55)	(148)
1.9	Proceeds from sale of:	(a)prospects		6
		(b)equity investments		
		(c)other fixed assets		3
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other			
	Net investing cash flows		(1,224)	(11,245)
1.13	Total operating and investing cash flows (carried forward)		(1,545)	(11,715)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(1,545)	(11,715)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		9,467
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)	(556)	(557)
	Net financing cash flows	(556)	8,910
	Net increase (decrease) in cash held	(2,101)	(2,805)
1.20	Cash at beginning of quarter/year to date	12,616	13,365
1.21	Exchange rate adjustments to item 1.20	(14)	(59)
1.22	**Cash at end of quarter**	10,501	10,501

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	110
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	680	504
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	2,932
4.2	Development	135
	Total	3,067

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	(56)	(47)
5.2	Deposits at call	573	1,343
5.3	Commercial Bills	9,984	11,320
5.4	Other		
	Total: cash at end of quarter (item 1.22)	10,501	12,616

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	483,553,344	483,553,344	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -		
7.5	**+Convertible debt securities: 10% Unsec.Redeem. Convertible Note)**	7,700,000	7,700,000	70 cents	*Maturity Date* 31 January 2009
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				*Maturity Date*
7.7	**Options**			*Exercise price*	*Expiry date*
	Incentive	7,500,000	-	15 cents	31 July 2010
	Consultant	2,000,000	-	10 cents	30 June 2008
	Consultant	200,000	-	12.5 cents	30 September 2008
	Consultant	300,000	-	15 cents	30 September 2008
	Consultant	1,500,000	-	18 cents	30 June 2008
	Consultant	1,500,000	-	23 cents	30 June 2009
	Consultant	2,000,000	-	30 cents	30 June 2010
7.8	Issued during quarter	-	-	*Issue Price* -	*Expiry Date*
7.9	Exercised during quarter			*Exercise Price*	*Expiry Date*
7.10	Expired during quarter			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Date: 26 October 2007
Print name: COLIN HARPER (COMPANY SECRETARY)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

END